UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 5th, 2021

DATE, TIME AND PLACE: May 5th, 2021, at 12.00 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (3) To acknowledge on the activities carried out by the Statutory Audit Committee; (4) To acknowledge on the activities carried out by the Control and Risks Committee; (5) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2021, dated as of March 31st, 2021; (6) To resolve on the proposal of the Company’s Tax Policy; (7) To resolve on the Company’s Strategic Projects; (8) To resolve on the proposal of the Share Repurchase Plan; (9) To resolve on the proposed revision of the criteria for the distribution of the annual global compensation of the Administrators (apportionment); (10) To resolve on the proposal of the Company’s Management by Objectives (“MBO”) program for the year 2021; (11) To resolve on the proposal for the 2021 grants of the Company’s Long Term Incentive Plan (”Plan”); (12) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the third year of the 2018 grant and first year of the 2020 grant, and to resolve on the calculation and payment form proposal; (13) To resolve on the amendment of the Company’s Organizational Structure and to appoint the Human Resources & Organization Officer; and (14) To resolve on the agreement for the supply of services between the Company and Telecom Italia Sparkle Brasil Telecomunicações Ltda.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2021

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meetings held on March 31st and May 4th, 2021, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meetings held on March 31st and May 4th, 2021, as per Mr. Nicandro Durante’s report, Chairman of the CESG, with special emphasis on the presentation of the Company's ESG Report.

(3) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on March 31st, April 27th, May 4th and 5th, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(4) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meetings held on March 31st and May 4th, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(5) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2021, dated as of March 31st, 2021, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(6) Approved the Company’s Tax Policy, according to the proposal presented and based on the favorable evaluation of the CCR, recorded at its meeting held on May 4th, 2021.

(7) Concluding the negotiation process communicated to the market through the Material Facts published on December 10th, 2020 and on March 4th, 2021, Mr. Adrian Calaza, Diretor Financeiro e Diretor de Relações com Investidores (Chief Financial Officer and Investor Relations Officer) of the Company, presented the final terms and conditions of the proposal made by IHS Fiber Brasil – Cessão de Infraestruturas Ltda. (“Proponent”) for the acquisition of equity interest in FiberCo Soluções de Infraestrutura Ltda. (“FiberCo”), a company set up by the Company to segregate assets and provide infrastructure services. Accordingly, in compliance with Section 22, item vii, of the Company's By-laws, the Board Members approved the sale of a stake corresponding to 51% (fifty-one percent) of FiberCo's share capital held by the Company, and the 49% (forty-nine percent) share of FiberCo's capital stock will remain with the Company. The relationship between the Company and IHS will be regulated by a shareholders' agreement.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2021

The transaction now approved is subject to the satisfaction of certain precedent conditions, including, among others, the contribution of assets by the Company, the transfer of employees, as described in the support material, and the obtaining of authorizations from the competent authorities, such as that of the National Telecommunications Agency - ANATEL and the Administrative Council for Economic Defense – CADE.

For the purposes of complying with this resolution, the Board Members authorized the Company's Board of Officers to implement all measures necessary for the conclusion of this transaction, including without limitation, to promote FiberCo's capital increase through the contribution of assets, as well as to enter into terms, agreements, contracts, documents and everything else that is necessary, under the terms and conditions of the support material that is filed at the Company's headquarters. In this sense, the Officers and/or attorneys-in-fact of the Company are authorized to sign any and all documents that are necessary and to perform all the acts legally required for the execution of the agreements referred to in the support material, including, if necessary, the request and obtaining the necessary prior approvals from the competent regulatory bodies.

(8) The Board members acknowledged on the results of the last Repurchase of Shares Program, approved at the Board of Directors’ meeting of the merged company by the Company, TIM Participações S.A., held on July 29th, 2020 (“Program 4”) and approved its closure, as well as the opening of a new Repurchase of Shares Program ("Program 5"), pursuant to Section 22, v, of the Company's By-laws and Section 5 of CVM Instruction No. 567, with the following conditions:

(8.1) Purpose: to support the stock-based compensation under the Long Term Incentive Plan - LTI or for eventual cancellation, without reducing the capital stock.

(8.2) Number of shares that may be acquired: up to two million, eight hundred and ninety thousand, four hundred and seventeen (2,890,417) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, corresponding to zero, point, zero, nine percent (0.09%) of the total common shares of the Company or zero, point, twenty seven percent (0.27%) of the free float shares. The Board of Officers may decide the best moment, within the term of the Program, to carry out the Shares acquisitions, and perform one or several acquisitions.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2021

(8.3) The Program shall begin on the date of the Board of Directors' resolution, remaining in force until November 5th, 2022, with the acquisitions carried out on the Stock Exchange (B3 S.A. - Brasil, Bolsa e Balcão) at market prices, observing applicable legal and regulatory limits.

(8.4) Intermediary financial institution: GENIAL INVESTIMENTOS CORRETORA DE VALORES MOBILIÁRIOS S.A. (ex-Brasil Plural CCTVM S/A), established at Rua Surubim, 373, 1º andar, São Paulo/SP, CEP 04571-050 and BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., established at Rua Praia de Botafogo, 501 – Botafogo, Rio de Janeiro/RJ, CEP 22250-911.

(8.5) Resources to be used: the resources of the capital and profit reserves, which total six billion, eight hundred and fifty-six million, seven hundred and seventy-nine thousand, four hundred and sixty-eight reais and thirty-six cents (R$6,856,779,468.36) will be used according to the Interim Financial Statements, dated as of March 31st, 2021, except for the reserves referred in the Section 7, paragraph 1, of CVM Instruction No. 567 of September 17th, 2015 ("ICVM 567").

(8.6) Pursuant to Section 5 of ICVM 567, the members of the Company's Board of Directors provided the information contained in Appendix I to these minutes and authorized the Company's Officers to perform all necessary acts to complete the transaction.

(9) Approved the criteria proposal for the allocation/apportionment of the administration’s annual global compensation, approved by the Company’s Annual Shareholders’ Meeting held on March 30th, 2021, as per the material presented, effective as of May 1st, 2021.

(10) Approved the proposal of the Company’s MBO Program for the year of 2021, part of the Profit Sharing Program, presented by Mrs. Maria Antonietta Russo, director of the Company’s Human Resources & Organization area, based on the favorable assessment of the CR, at its meeting held on May 4th, 2021.

(11) Approved the 2021 grants of the Company’s Long Term Incentive Plan, presented by Mrs. Maria Antonietta Russo, director of the Company’s Human Resources & Organization area, based on the CR’s favorable opinion, at its meeting held on May 4th, 2021.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2021

(12) Regarding the Company’s Long Term Incentive Plan (“Plan”), previously approved by the Extraordinary Shareholders’ Meeting, held on April 19th, 2018, the Board Members acknowledged on the results for the 3rd vesting period related to the 2018 grant and for the 1st vesting period related to the 2020 grant, with which they agreed, and approved the proposal for the payment method, as follows: (a) transfer of all amounts due in shares, including dividends, as provided for in the Plan, as well as the transfer of the amount equivalent in cash in case of inactive beneficiaries (pro rata) or transferred to another company of the same group conglomerate; (b) for the transfer of shares, use of those which are held in treasury, as provided for in the Plan and under the terms of the Repurchase Program approved by the Company’s Board of Directors at its meeting held on this date; and (c) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – Brasil, Bolsa e Balcão, considering the month of March 2021, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares. The Company’s Board of Officers is authorized to perform all necessary acts to carry out the resolutions approved herein.

(13.1) Approved pursuant to Section 22, item xxi of the Company’s By-laws, the creation of the Human Resources & Organization Officer position. In view thereof, the new composition of the Board of Officers shall be comprised of the following positions: Diretor Presidente (Chief Executive Officer), Diretor Financeiro (Chief Financial Officer), Diretor de Relações com Investidores (Investor Relations Officer), Business Support Officer, Regulatory and Institutional Affairs Officer, Diretor Jurídico (Legal Officer), Chief Technology Information Officer, Chief Revenue Officer and Human Resources & Organization Officer.

(13.2) Next, the Board Members elected, as Human Resources & Organization Officer, Mrs. Maria Antonietta Russo, Italian, married, bachelor in Psychology, bearer of passport nº YA6240605, enrolled under RNM nº V411242M, issued by CGPI/DIREX/PF-RJ on January 11th, 2020, enrolled in the CPF/ME under nº 059.696.447-14, domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Sul, Barra da Tijuca, City and State of Rio de Janeiro, whose investiture and exercise of the position are conditioned to the approval, by the Coordenação Geral de Imigração Laboral, of residence permission for the exercise of a position with management powers, under the terms of the legislation in force, at which time she shall be granted all the necessary powers. Once this visa is granted, Mrs. Maria Antonietta Russo will present the term of investiture as well as other documents, duly signed, within the legal deadline. The Officer hereby elected will occupy the position until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the Company to be held in the year of 2022.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2021

(13.3) In view of the above resolution, the Board of Officers of the Company shall, from now on, be composed by the following Officers herein identified: (i) Pietro Labriola, Diretor Presidente (Chief Executive Officer); (ii) Adrian Calaza, Diretor Financeiro e Diretor de Relações com Investidores (Chief Financial Officer and Investor Relations Officer); (iii) Bruno Mutzenbecher Gentil, Business Support Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Jaques Horn, Diretor Jurídico (Legal Officer); (vi) Leonardo de Carvalho Capdeville, Chief Technology Information Officer; (vii) Alberto Mario Griselli, Chief Revenue Officer; and (viii) Maria Antonietta Russo, Human Resources & Organization Officer. The Board Officers will remain in office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2022.

(13.4) On this occasion, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) Diretor Presidente (Chief Executive Officer) shall have full power to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related; (ii) Diretor Financeiro (Chief Financial Officer) shall have full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related, and to individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related; and (iii) the other Statutory Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer); Chief Technology Information Officer; Chief Revenue Officer; and Human Resources & Organization Officer, shall have full power and the authority to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related. The limits of authority approved herein are subject to the financial limits established in the By-laws, and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits of authority will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenue; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Lastly, all Statutory Officers may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2021

(14) Approved the terms and conditions of the agreement for the supply of services between the Company and Telecom Italia Sparkle Brasil Telecomunicações Ltda., based on the CAE’s favorable opinion, at its meeting held on May 4th, 2021.

It is registered that Mrs. Elisabetta Paolo Romano, Board member, requested her abstention in relation to this item on the Agenda, due to her relationship with the contracted party.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 5th, 2021.

JAQUES HORN

Secretary

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APPENDIX I

APPENDIX 30-XXXVI OF CVM 480 INSTRUCTION

1.	Justify in detail the objective and expected economic effects of the operation:

The purpose of the Share Buyback Program is to support the stock-based compensation of the Long- Term Incentive Plan – LTI or for eventual cancellation, without reducing the capital stock.

2.	Inform the number of shares (i) for free float and (ii) already held in treasury:

There are currently 808,341,354 (eight hundred and eight million, three hundred and forty-one thousand, three hundred and fifty-four) common shares on free float and 214,920 (two hundred fourteen thousand, nine hundred and twenty) common shares held in treasury.

3.	Inform the number of shares that may be acquired or sold:

Up to 2,890,417 (two million, eight hundred ninety thousand, four hundred seventeen) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, which correspond to 0.09% (nine point zero nine percent) of the total common shares of the Company or 0.27% (zero point twenty seven percent) of the total free float shares. The Company’s Board of Statutory Officers may decide the best moment, within the term of the Program, to accomplish the acquisitions of the Shares, and may accomplish one or several acquisitions.

4.	Describe the main characteristics of the derivative instruments that the company may use, if any:

Not applicable.

5.	Describe, if any, any agreements or voting guidelines that exist between the company and the counterpart of the:

Not applicable.

6.	In the case of transactions carried out outside organized securities markets, inform: a. the maximum (minimum) price by which the shares will be acquired (sold); and b. if applicable, the reasons which justify the operation at prices higher than 10% (ten percent), in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous ten (10) trading sessions:

Not applicable.

7.	Inform, if any, the impacts that the negotiation will have on the composition of the shareholder control or the administrative structure of the company:

Not applicable.

8.	Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules applicable to this subject, also provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009.

Not applicable.

9.	Indicate the allocation of resources received, if applicable:

In the event of the sale of shares acquired in the context of the Program, the allocation of funds will be decided in due time, when there will be appropriate communication to the market.

10.	Indicate the maximum period for the settlement of authorized transactions

Beginning on the date of the Board of Directors' resolution, remaining in force until November 5th, 2022, with the acquisitions being carried out on Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão), at market prices, observing the applicable legal and regulatory limits.

11.	Identify the institutions that will act as intermediaries, if any:

GENIAL INVESTIMENTOS CORRETORA DE VALORES MOBILIÁRIOS S.A. (ex-Brasil Plural CCTVM S/A), with office at Rua Surubim, 373, 1st floor, São Paulo/SP, CEP 04571-050 and BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., with office at Rua Praia de Botafogo, 501 – Botafogo; Rio de Janeiro/RJ, CEP 22250-911.

12.	Specify the resources available to be used, in the form of art. 7, paragraph 1, of CVM Instruction No. 567, of September 17, 2015:

The resources to be used are comprised of the balances of capital and profit reserves, which total R$6,856,779,468.36 ( six billion, eight hundred and fifty-six million, seven hundred and seventy-nine thousand, four hundred and sixty-eight reais and thirty-six cents), net of funding costs, as per the Interim Financial Statements dated as of March 31st, 2021, except for the reserves pursuant to art. 7, paragraph 1, of CVM Instruction No. 567.

13.	Specify the reasons why the members of the Board of Directors feel comfortable that the buyback of shares will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends:

Taking into account that the buyback’s objective is to cover the exercise of stock options under the Plan, limiting the acquisition up to 2,890,417 (two million, eight hundred ninety thousand, four hundred seventeen) Shares that, quoted as of May 4th, 2021, amount to R$ 35,002,949.87 (thirty-five million, two thousand, nine hundred and forty-nine reais and eighty-seven centavos), the Members of the Board of Directors of the Company understand that the Share Buyback Program will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends, since, according to the Interim Financial Statements as of March 31st, 2021, the Company's cash position is of R$2,716,539,014.69 (two billion, seven hundred and sixteen million, five hundred and thirty-nine thousand, fourteen reais and sixty-nine cents).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer